Exhibit 99.6
Revised Item 5. Operating and Financial Review and Prospects
     This information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” the negative of such terms or other comparable terminology. All forward-looking statements included in this document are based on information available to us on June 29, 2009, the date we filed our annual report on Form 20-F for the year ended December 31, 2008 (“2008 Form 20-F”), and we have not updated this information to reflect events since then and undertake no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information set forth in “Revised Item 3. Key Information —A. Selected Financial Data” filed as exhibit 99.5 to the Form 6-K to which this exhibit is included, and “Item 3. Key Information — D. Risk Factors” to our 2008 Form 20-F. We caution you that our business and financial performance are subject to substantial risks and uncertainties, including the factors identified in “Item 3. Key Information — D. Risk Factors,” to our 2008 Form 20-F and our other filings that could cause actual results to differ materially from those in the forward-looking statements. Other filings with the SEC contain important information regarding events, developments and updates to certain of our expectations that have occurred since the filing of the 2008 Form 20-F.
Overview
     We are an online media company and mobile value-added services (“MVAS”) provider in China and the global Chinese communities. Advertising and MVAS are currently the major sources of our revenues, and we derive the majority of these revenues from our operations in China.
     Our advertising business in China was robust in recent years because of a strong local economy, growth in Internet users and a shift of advertising budgets from traditional media to online media. Our advertising revenues in 2008 were boosted in part by the coverage of major international sporting events, such as the 2008 Beijing Olympics and the UEFA Euro 2008, neither of which will be repeated in 2009. In addition, the growth rate of the Chinese economy has slowed significantly in recent months, exacerbated by the current global financial crisis. Although we believe content consumption in China will continue to shift toward the Internet and online media will continue to outperform traditional media in the near future, it is uncertain how long the global financial crisis will last and how much impact it will have on the Chinese economy and the advertising sector in China in particular. For the first quarter of 2009, our unaudited online advertising revenues declined 10% from the same period last year. For the second quarter of 2009, our preliminary guidance released in the earnings announcement on June 9, 2009, which is subject to change without further notice, assumes that our online advertising revenues will decline year-over-year. For the third quarter of 2009, our online advertising revenues is also likely to experience year-over-year decline.
     Other factors affecting our future growth include: (1) our ability to increase awareness of our brand and continue to build user loyalty; (2) our ability to attract a larger audience to our network; and (3) our ability to attract new advertisers and increase the average spending of our existing advertisers. The performance of our advertising business also depends on our ability to react to risks and challenges, including:
•	ability to compete with other Internet properties, including social networking sites, video sites and search for brand influence and market share;

•	increased competition and potential downward pressure on online advertising prices and limitations on web page space;

•	the maintenance and enhancement of our brands in a cost effective manner;

•	development and retention of a large base of users possessing demographic characteristics attractive to advertisers;

•	expansion of our content portfolio, product offerings and network bandwidth in a cost effective manner;

•	the change in government policy that would curtail or restrict our online advertising services; and

•	the consolidation of advertising agencies leading to increased bargaining power of larger advertising agencies.
     In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers.
     Our MVAS business rebounded in 2008, resulting mainly from a relatively stable operating environment following years of abrupt changes in operator policies and government regulations. While we have seen five quarters of sequential growth in this business, we believe policy changes from operators continue to be a key risk for our MVAS business in the near future. Our ability to cope with these sudden operator policy changes and stabilize our MVAS revenues is dependent on our ability to quickly react with new services or through new channels that meet the requirements of the new policies and are accepted by the market. During 2008, the Chinese government distributed 3G licenses to the three major telecom operators in China, which we believe will be positive for mobile consumers and will bring new opportunities to mobile service providers over the long run. We are uncertain of the impact from recent slowdown of the Chinese economy to our MVAS business and will continue to monitor the situation. The changing operator policies coupled with the fierce competition in the MVAS space have caused our MVAS business to experience declining gross margins in recent years.
     As of December 31, 2008 and 2007, we have accumulated earnings of $178.6 million and $97.9 million, respectively. Our total cash, cash equivalent and short-term investments as of December 31, 2008 and 2007 were $603.8 million and $478.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
Critical Accounting Policies, Judgments and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgment areas, including those related to revenues, customer programs and incentives, bad debts, investments, intangible assets and goodwill, stock-based compensation, income taxes, financing operations, advertising expenses, estimated useful lives of assets, foreign currency, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For further information on our critical accounting policies, see the discussion in the section titled “Recent Accounting Pronouncements” below and Note 2 to the Consolidated Financial Statements included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included.
     We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:
Marketable securities
     Our marketable securities are held as available for sale and are reported at fair value. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. Significant judgment is required to assess whether the impairment is other-than-temporary. Our judgment of whether an impairment is other-than-temporary is based on an assessment of factors including our ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Changes in the estimates and assumptions could affect our judgment of whether an identified impairment should be recorded as an unrealized loss in the equity section of our consolidated balance sheets or as a realized loss in the consolidated statements of operations.
Allowance for doubtful accounts
     The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or if the operators decide not to pay the Company, additional allowances may be required which could materially impact our financial position and results of operations. Allowances for doubtful accounts charged to income were $3.5 million, $5.3 million and $5.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.
Property and Equipment
     Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
Impairment of goodwill and long-lived assets
     We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 4 “Goodwill and intangible assets” in the Consolidated Financial Statements included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included for additional information on goodwill.
     Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.
Equity investments
     Our equity investments are comprised of joint ventures and other privately held companies. We account for equity investments in entities in which we exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. For equity investments over which we do not have significant influence, the cost method of accounting is used. We evaluate our equity investments for impairment whenever events and changes in business circumstances indicate the carrying amount of the equity investment may not be fully recoverable. The impairment evaluation requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the equity investments. Equity investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the equity investments. The determination of fair value of the equity investments involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. The evaluation process is based on information that we request from these privately-held companies. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and the accuracy of the data received from these companies. Fair value determination, particularly for equity investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the equity investments and the determination of whether any identified impairment is other-than-temporary.
Revenue recognition
     Advertising
     Our advertising revenues are derived principally from online advertising and, to a lesser extent, sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we have certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable) that may include placement on specific properties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the arrangement consideration should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
     MVAS
     We mainly rely on third-party operators for billing, collection and transmission of our MVAS to our users. We also rely on other service providers to provide content and to distribute MVAS or other services for us. In accordance with EITF No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent,” revenues are recorded on a gross basis when most of the gross indicators are met, such as the fact that we are considered the primary obligor in the arrangement, design and develop (in some cases with the assistance of third-parties) the MVAS, have reasonable latitude to establish price, have discretion in selecting the operators to offer our MVAS, provide customer services related to the MVAS and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and result in the gross indicators not being met, we would have to record our MVAS revenues on a net basis. Consequently, this would cause a significant decline in our net revenues, but should not have a significant impact on our gross margin. During fiscal 2008, approximately 85% of our MVAS revenues were recorded on a gross basis.

     Due to the time lag between when the services are rendered and when the operator billing statements are received, MVAS revenues are estimated based on our internal records of billings and transmissions for the month, adjusting for prior periods’ confirmation rates with operators and prior periods’ discrepancies between internally estimated revenues and actual revenues confirmed by operators. The confirmation rate applied to the estimation of revenue is determined at the lower of the latest confirmation rate available and the average of six months historical rates available, provided that we have obtained confirmation rates for six months. If we have not yet received confirmation rates for six months, revenues would be deferred until billing statements are received from the operators. If subsequent billing statements from the operators differ significantly from management’s estimates, our revenues could be materially impacted.
     In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.
Advertising expenses
     We expense all advertising costs as incurred and classify these costs under sales and marketing expenses. Advertising expenses include costs related to direct advertising that are intended to acquire subscribers for monthly subscription based and usage based MVAS. Assessing whether costs related to direct advertising should be expensed as incurred or capitalized and amortized over a longer period requires judgment, including determining whether the direct advertising activity has a primary purpose to elicit sales from customers who could be shown to have responded specifically to the advertising and whether the activities would result in probable future economic benefits. Changes in assumptions could materially affect the manner in which direct advertising costs are expensed.
Stock-based compensation
     We account for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), since January 1, 2006. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income attributable to SINA and net income per share attributable to SINA.
     Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.
     See Note 14 Shareholders’ Equity under Notes to Consolidated Financial Statements included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included for information regarding the SFAS 123R disclosures.
Income taxes
     We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, and thus materially impact our financial position and results of operations.

     In accordance with APB Opinion No. 23, “Accounting for Income Taxes — Special Areas,” undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company’s Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the EIT Law, which became effective on January 1, 2008, such policy would require the Company to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to 10% withholding tax should it decides to distribute earnings accumulated since 2008 offshore.
     We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.
Foreign currency
     Our reporting currency and functional currency are the U.S. dollar and our subsidiaries and VIEs in China, Hong Kong and Taiwan use their respective local currencies as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity’s financial statements from the functional currency to our reporting currency, the U.S. dollar, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translational gains or losses. Such determination requires assessing whether translational gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of functional currency or timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations. For fiscal 2008, our translation adjustment was $19.6 million and our net transaction gain was $3.3 million.
Recent accounting pronouncements
     In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 140-4 and FIN 46R-8 (“FSP 140-4 and FIN 46R-8”), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for us for fiscal years beginning after December 15, 2008. Because FSP 140-4 and FIN 46R-8 only require additional disclosures, the adoption will not impact our consolidated financial position, cash flows or results of operations.
     In May 2008, the FASB issued FASB Staff Position No. APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. This statement is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods. In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023, and subsequently in 2007, $1 million of the Notes were converted to SINA ordinary shares upon the purchaser’s request. As required by FSP APB 14-1, the Company estimated the fair value, as of the date of issuance, of its convertible notes as if the instrument was issued without the conversion option. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods ended in June 2007. The adoption of APB 14-1 resulted in net increase in SINA’s shareholders’ equity of $3.6 million, $10.6 million and $17.0 million at December 31, 2006, 2005 and 2004, respectively, and a $25.8 million reclassification in the SINA’s shareholders’ equity by decreasing retained earnings and increasing additional paid-in capital at December 31, 2007 and 2008. SINA’s income before income tax, net income and net income attributable to SINA were reduced by $3.6 million, $7.0 million, $6.4 million and $5.9 million for the fiscal years 2007, 2006, 2005 and 2004, respectively, primarily due to increased interest expense.
     In April 2008, the FASB issued FASB Staff Position No. FAS142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS142-3”), which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This statement is effective for fiscal years beginning after December 15, 2008. FSP 142-3 is effective for intangible assets acquired after December 15, 2008, and early application is prohibited. The impact of the adoption of FSP 142-3 on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the intangible assets acquired after the adoption of this statement.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated financial position and results of operations will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.
     In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB 110”). Under SAB 110, the Staff will continue to allow companies to use the simplified method for estimating the expected terms of “plain vanilla” share options beyond December 31, 2007, assuming certain circumstances are met. The adoption of SAB 110 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
     In December 2007, the FASB issues SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” which requires noncontrolling interests (previously referred to as minority interests) in subsidiaries to be classified as a separate component of equity in the consolidated financial statements. The new standard also requires the amounts of net income and comprehensive income attributable to the noncontrolling interests to be included on the face of the statement of income and comprehensive income, respectively, and requires various additional disclosures related to noncontrolling interests. SFAS No. 160 requires changes in ownership interest that result either in consolidation or deconsolidation to be recorded at fair value through earnings, including the retained ownership interest, while changes that do not result in either consolidation or deconsolidation of a subsidiary are treated as equity transactions. FAS 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company has adopted FAS 160 effective January 1, 2009 and in accordance with the transition provisions, the prior year’s presentation and disclosures have been retrospectively adjusted for all periods presented.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning fiscal 2008. From January 1, 2009, the Company renamed the minority interest to noncontrolling interest and reclassified the related amounts in its consolidated balance sheets from the mezzanine section between liabilities and equity to a separate line item in equity. The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of SINA from the interests of the noncontrolling interest holders. The Company has applied the presentation and disclosure requirements retroactively for all periods presented for comparability.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 in 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The adoption of SFAS 157 in 2008 did not have a material impact on the Company’s consolidated financial position, cash flows and results of operations.
A. Operating Results
Net revenues

	Years ended December 31,
	2008		2007		2006		% of Change
	(in thousands, except percentages)
							YOY	YOY
							08 & 07	07 & 06
Net revenues
Advertising	$258,499	70%	$168,926	69%	$120,067	56%	53%	41%
Non-advertising:
MVAS	103,318	28%	70,489	29%	86,257	41%	47%	-18%
Others	7,770	2%	6,712	2%	6,530	3%	16%	3%

Subtotal	111,088	30%	77,201	31%	92,787	44%	44%	-17%

Total net revenues	$369,587	100%	$246,127	100%	$212,854	100%	50%	16%

     The year-over-year increase in total net revenues for 2008 and 2007 was 50% and 16%, respectively. The increase from 2007 to 2008 was mainly due to the year-over-year increase in advertising and MVAS revenues. The increase from 2006 to 2007 was mainly due to the year-over-year increase in advertising revenues, partially offset by the decline in MVAS revenues. Advertising revenues as a percentage of total net revenues grew to 70% in 2008 from 69% in 2007 and 56% in 2006, while MVAS revenues declined to 28% in 2008 from 29% in 2007 and 41% in 2006.
     Advertising. Advertising revenues grew 53% and 41% year-over-year in 2008 and in 2007, respectively. Advertising revenues from China accounted for 99% of our total advertising revenues in 2008, compared to 98% and 97% of our total advertising revenues for 2007 and 2006, respectively. The growth of our advertising revenues in 2008 was greatly due to the coverage of the 2008 Beijing Olympics. Total number of advertisers in China was approximately 1,220 in 2008, compared to approximately 1,080 and 980 in 2007 and 2006, respectively. Average revenue per advertising customer in China was approximately $210K in 2008, as compared to approximately $150K and $120K in 2007 and 2006, respectively. Our top ten customers in the aggregate generated approximately 17%, 16% and 16% of our advertising revenues in the PRC in 2008, 2007 and 2006, respectively. Automobile, real estate and financial were the top three advertising sectors in 2008, accounting for approximately 57% of total advertising revenues and the majority of our year-over-year advertising revenue growth.
     Non-advertising. Non-advertising revenues consist of MVAS and, to a lesser extent, fee-based revenues.
MVAS

	Years ended December 31,
	2008		2007		2006		% of Change
	(in thousands, except percentages)
							YOY	YOY
							08 & 07	07 & 06
2.0G products	$64,005	62%	$55,404	79%	$73,665	85%	16%	-25%
2.5G products	39,313	38%	15,085	21%	12,592	15%	161%	20%

Total MVAS revenues	$103,318	100%	$70,489	100%	$86,257	100%	47%	-18%

     MVAS revenues increased 47% year-over-year in 2008 but decreased 18% year-over-year in 2007. The year-over year increase in MVAS revenues in 2008 was mainly due to relatively more stable operator policies, government regulations and business environment.
     Revenues from 2.0G products include SMS, IVR, CRBT, increased 16% year-over-year in 2008. Revenues from SMS accounted for 33%, 51% and 64% of MVAS revenues in 2008, 2007 and 2006, respectively. Revenues from IVR were 25%, 22% and 17% of MVAS revenues in 2008, 2007 and 2006, respectively. SMS decreased 6% year-over-year in 2008, while IVR increased 70% year-over-year. The year-over-year change in product mix between SMS and IVR (and MMS) in 2008 mostly reflected the allocation of promotional activities to maximize the return on our marketing efforts. SMS revenues declined 35% year-over-year in 2007, while IVR revenues increased 3% year-over-year. The decline in SMS revenues in 2007 was largely due to higher churn rates by our monthly subscription users, less effective means to recruit new users and, in general, tightening operator policies and regulatory environment in China.
     Revenues from 2.5G products include MMS, WAP and Kjava, increased 161% and 20% year-over-year in 2008 and 2007, respectively. MMS, WAP and Kjava accounted for 17%, 11% and 10% of MVAS revenues, respectively, in 2008. These products each accounted for less than 10% of MVAS revenues in 2007 and 2006. MMS revenues increased 343% year-over-year in 2008 mainly due to increased marketing effort (as stated above). WAP revenues increased 73% year-over-year in 2008 primarily due to increased marketing efforts as well as better placement on the China Mobile Monternet portal. Kjava revenues increased 126% from 2007 mainly due to increased game offerings, sales promotion effect and general market demand.
     In the past, operators have made significant changes to their policies on mobile value-added services in accordance with policy derivatives from MII. The policy changes by the operators have significantly reduced our ability to acquire new MVAS subscribers and increased churn rate of our existing monthly MVAS subscribers. In addition, our MVAS business has been impacted by other regulatory arms in China, such as SARFT. The key policy changes made by operators in recent years include the following:
     • In December 2007, the MII unified the dialing codes of each service provider by adding a four-digit code to each service provider’s product. This complicates the purchasing process of MVAS and may reduce the effectiveness of our direct advertising and increase the difficulties of new user recruitment. We are unable to estimate the impact of such change on our results of operations, cash flows and financial condition.
     • In August 2007, the MII tightened the regulations over direct advertising in China. This change reduced the effectiveness of our direct advertising on MVAS and increased the difficulties of new user recruitment. We have not been able to accurately estimate the impact of such change on our results of operations, cash flows and financial condition, but believe it has had and will continue to have a significant negative impact to our MVAS business. Revenues from direct-advertising-based MVAS in 2008 accounted for approximately 19% of our MVAS revenues.

     • In July 2007, China Mobile began implementing a score and ranking system that attempts to reward service providers based on certain factors, such as revenue size, revenue growth rate and user complaint volume. A low score or ranking by any of our mobile entities would significantly result in a negative impact to our results of operations, cash flows and financial condition. Revenues billed via provincial and local subsidiaries of China Mobile in the aggregate in 2008 were approximately $92.9 million.
     • In April 2007, China Unicom changed its service fee settlement method with service providers from estimated collection to actual collection. As a result of the switch, fee settlement with China Unicom, based on the receipt of billing statement, has taken up to four months, which has negatively impacted our cash flow. In addition, if we are unable to rely on historical confirmation rates from China Unicom in the future as a result of the change in fee settlement method, we may need to defer recognition of such revenues until the billing statements are received. Revenues billed via provincial and local subsidiaries of China Unicom in the aggregate in 2008 were less than 10% of our MVAS revenues.
     • In July 2006, China Mobile made significant changes to their policy on subscription-based MVAS, which were intended to address a number of issues, including reducing subscriber complaints, increasing customer satisfaction and promoting healthy development of MVAS industry in China. The key changes include requiring double confirmations on new MVAS subscriptions as well as sending SMS reminders to existing monthly subscribers of SMS, MMS and WAP to inform them of their MVAS subscriptions and fee information. In September 2006, China Unicom began enforcing double confirmations on new subscription services. We have not been able to estimate the impact of these policy changes on our results of operations, cash flows and financial conditions, but believe it has reduced and will continue to significantly reduce our ability to acquire new monthly MVAS subscribers and increase the churn rate of our existing monthly MVAS subscribers. Revenues from subscription-based MVAS in 2008 accounted for approximately 19% of our MVAS revenues.
     Mobile operators, such as China Mobile and China Unicom, and governmental bodies, such as the MII and SARFT, may announce additional measures or regulations in the future, which may adversely impact on our results of operations, cash flows and financial condition. We are in the process of developing and promoting new products that we believe are not subject to recent policy and regulations changes made by operators and governmental bodies. However, there is no guarantee that we will be able to develop any such new products, that any such products will achieve market acceptance or that such products will not be affected by future changes in rules and regulations.
     Other non-advertising revenues
     Other non-advertising revenues include enterprise services, such as paid search and directory listings, e-commerce and fee-based services, such as paid email services and causal games. Other non-advertising revenues increased 16% and 3% year-over-year in 2008 and 2007, respectively.
Costs of revenues

	Years ended December 31,
	2008	2007	2006	% of Change	% of Change
				YOY 08 & 07	YOY 07 & 06
	(In thousands, except percentages)
Costs of revenues:
Advertising	$100,008	$63,466	$42,529	58%	49%
Non-advertising:
MVAS	48,005	29,339	34,255	64%	-14%
Other	2,322	1,897	2,626	22%	-28%

Subtotal	50,327	31,236	36,881	61%	-15%

Total costs of revenues	$150,335	$94,702	$79,410	59%	19%

     Costs of revenues increased 59% and 19% year-over-year in 2008 and 2007, respectively. Higher advertising cost was a key cost driver in 2008 and 2007, while higher MVAS cost also contributed to higher cost of revenues in 2008.
     Advertising. Costs of advertising revenues primarily consist of expenses associated with the production of our websites, including fees paid to third parties for Internet connection, content and services, personnel-related costs and equipment depreciation expenses. Costs of advertising revenues also include the business taxes on advertising sales in the PRC. Business taxes, surcharges and cultural business construction fees are levied at approximately 8.5% of advertising revenues in China.
     Costs of advertising revenues increased 58% and 49% year-over-year in 2008 and 2007, respectively. Compared to 2007, content fees increased $10.0 million in 2008, business taxes increased $8.3 million, attributable to higher advertising revenues, web production costs increased $7.7 million, driven by an increase headcount and personnel related expenses, and Internet connection costs associated with additional bandwidth increased $7.2 million. Compared to 2006, web production costs increased $6.2 million in 2007, driven by an increase headcount and personnel related expenses, Internet connection costs associated with additional bandwidth increased $5.0 million, business taxes increased $4.6 million, attributable to higher advertising revenues, and content fees increased $4.5 million. These increases were driven by the need to provide additional resources to support our web traffic and advertising revenue growth. Costs of advertising revenues for 2008, 2007 and 2006 included stock-based compensation of $3.2 million, $1.8 million and $1.7 million, respectively.

     Non-advertising. Costs of non-advertising revenues mainly consist of the fees paid to third-party operators for their services related to billing, transmissions and collection of our MVAS revenues and for using their transmission gateways, fees or royalties paid to third-party providers for contents and services associated with our MVAS, and business taxes and surcharges levied on non-advertising sales in the PRC, which are approximately 3.3% for mobile related revenues and 5.5% for other non-advertising revenues.
     Costs of MVAS revenues increased 64% year-over-year in 2008 and decreased 14% year-over-year in 2007. Compared to 2007, fees paid to third-party content and service providers increased $12.7 million in 2008 and fees retained by or paid to operators increased $6.0 million. Compared to 2006, fees retained by or paid to operators decreased $8.2 million in 2007 while fees paid to third-party content and service providers increased $3.8 million.
     Historical cost of MVAS revenue trends may not be indicative of future results, as the operators in China have made changes to the way service fees are charged. For example, starting in January 2007, we were required to switch from using our own platform for the delivery of IVR services to that of China Mobile. Consequently, China Mobile’s service fees for IVR increased from 15% to 30%. China Mobile, China Unicom and other operators may further change their fee policies, which may have a material and adverse impact to our results of operation, financial position and cash flow.
     Costs of other non-advertising revenue also include costs for providing our enterprise services, e-commerce and fee-based services. For 2006, costs of other non-advertising revenues include a $1.1 million write-off of prepaid royalty related to our iGame based on management’s assessment of the game business.
Gross profit margins

	Years ended December 31,
	2008	2007	2006
Gross profit margins:
Advertising	61%	62%	65%
Non-advertising:	55%	60%	60%
MVAS	54%	58%	60%
Other	70%	72%	60%
Overall	59%	62%	63%
     Compared to the prior year, overall gross margin declined three percentage points to 59% in 2008 and declined one percentage point to 62% in 2007.
     Advertising. The year-over-year declines in advertising gross profit margin in 2008 and 2007 were mainly due to the increase in content fees and Internet connection cost. Stock-based compensation for 2008, 2007 and 2006 accounted for approximately 1% of our advertising revenues. We expect to continue to increase our investments in the production of web content and Internet connection in absolute dollars to maintain our competitiveness.
     Non-advertising. The majority of the costs associated with non-advertising revenues are variable costs. Gross margin for non-advertising revenues declined 5% from 2007 to 55% in 2008 and remained flat at 60% in 2007. Gross margin for MVAS declined four percentage points and two percentage points, year-over-year in 2008 and 2007, respectively. These declines were mainly driven by the increases in content and channel distribution costs. We expect further increases in fees paid to content providers and channel distributors as a percentage of MVAS revenues, which will result in continuing decline in MVAS gross margin in the future.
Operating expenses

	Years ended December 31,
	2008		2007		2006		% of change
	(in thousands, except percentages)
		% of net		% of net		% of net	YOY	YOY
		revenues		revenues		revenues	08 & 07	07 & 06
Sales and marketing expenses	$79,784	22%	$50,555	21%	$49,972	23%	58%	1%
Product development expenses	$30,371	8%	$21,942	9%	$19,573	9%	38%	12%
General and administrative expenses	$33,179	9%	$26,738	11%	$27,172	13%	24%	-2%
     Sales and marketing expenses. Sales and marketing expenses consist primarily of compensation expenses, sales commissions, advertising and promotional expenditures and travel expenses. Compared to 2007, corporate branding spending and MVAS promotions increased $21.6 million in 2008, stock-based compensation increased $0.9 million and payroll-related expenses, such as sales commissions bonuses, increased $5.6 million. The year-over-year change from 2006 to 2007 was not significant. We expect sales and marketing expenses to continue to increase in absolute dollars in the near future.

     Product development expenses. Product development expenses consist primarily of personnel-related expenses incurred for the enhancement to and maintenance of our websites as well as costs associated with new product development and enhancement for products such as blog, video podcasting and email. Compared to 2007, personnel-related expenses increased $4.6 million in 2008, depreciation expenses increased $1.3 million in 2008, resulting from purchases of new capital equipment, while stock-based compensation increased $0.4 million. Compared to 2006, depreciation expenses increased $1.4 million in 2007 resulting from purchases of new capital equipment, while stock based compensation decreased $0.2 million. We expect product development expenses to continue to increase in absolute dollars in the near future.
     General and administrative expenses. General and administrative expenses consist primarily of personnel compensation costs, professional service fees and provisions for doubtful accounts. Our general and administrative expenses also include expenses relating to the transfer of the economic benefits generated from our VIEs in the PRC to our subsidiaries. Compared to 2007, stock-based compensation expenses increased $2.9 million, professional fees increased $2.8 million and personnel related expenses increased $1.5 million. These were partially offset by the decrease in provision for allowance for doubtful accounts of $1.9 million. The year-over-year change from 2006 to 2007 was not significant.
     Amortization of intangible assets. Amortization of intangibles was approximately $1.3 million, or less than 1% of total net revenues, in 2008, compared with $1.2 million, or 1%, in 2007 and $1.8 million, or 1%, in 2006. As of December 31, 2008, the net carrying amount of our intangible assets represents purchased technology, database and software. See Note 4 to the Consolidated Financial Statements included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included for further information on intangible assets, including estimates of amortization expenses for future periods.
Interest and other income

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Interest income	$15,371	$11,522	$8,510
Amortization of debt discount	—	(3,704)	(7,133)
Other income	2,899	1,209	39

	$18,270	$9,027	$1,416

     The year-over-year increases in interest income in 2008 and 2007 were due to higher balances of cash, cash equivalent and short-term investments in 2008 and 2007. With the adoption of FSP APB 14-1, we recorded debt discount of $26.5 million and amortized the amount on a straight-line basis over four years ended in June 2007 as a non-cash increase to interest expense. Net currency transaction gains (shown under “Other Income”) for 2008 and 2007 were approximately $3.3 million and $1.1 million, respectively, arising from the Chinese renminbi appreciating against the U.S. dollar. Net currency transaction loss for 2006 was $0.1 million.
Amortization of convertible debt issuance cost
     With the adoption of FSP APB 14-1, we recorded convertible debt issuance cost of approximately $2.0 million. This amount was amortized on a straight-line basis over four years ended in June 2007. The amortization expense for 2007 and 2006 was $0.3 million and $0.5 million, respectively.
Gain on business and equity investments, net
     The following summarizes the gain (loss) on business and investments:

	Years ended December 31,
	2008	2007	2006
	(In thousands)
COHT	$3,137	$—	$—
Shanghai-NC Soft	—	—	2,006
Others	(779)	830	(663)

	$2,358	$830	$1,343

% of total net revenues	*	*	1%

*	Less than 1%
     In July 2008, the Company recognized an investment loss of $0.8 million, as a result of taking a controlling interest in a $3.6 million follow-on investment of a web application development firm. In April 2008, the Company sold a 34% interest of its restructured real estate and home decoration business China Online Housing Technology Corporation and recorded a gain of $3.1 million from the step up of its sold interests to fair value. In June 2007, the Company sold its interest in a privately held company and recorded a gain of $0.8 million. In May 2006, the Company sold its 51% interest in Shanghai-NC SINA, a joint venture with NC Soft, a Korean online game company, to NC Soft and recorded a gain of $2.0 million.

Provision for income taxes

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Current income tax provision	$14,098	$6,030	$4,401
Deferred income tax	(56)	474	(350)

Total	$14,042	$6,504	$4,051

Income from China operations	$108,147	$70,167	$56,128
Effective tax rate for China operations	13%	9%	7%
     Based on our current operating structure and preferential tax treatments available to us in China, the effective income tax rate for our China operations in 2008 was 13%, compared to 9% in 2007 and 7% in 2006. The increase in effective income tax rate in 2008 was due to the phasing out of tax holidays of our FIEs, while the increase in 2007 was primarily due to greater taxable income sourced from higher tax rate entities.
     Prior to January 1, 2008, our subsidiaries and VIEs were governed by the Previous IT Law. Under the Previous IT Law, our subsidiaries and VIEs were generally subjected to enterprise income taxes at a statutory rate of 33% (30% state income tax plus 3% local income tax) or 15% for qualified new and high technology enterprises. In addition to a preferential statutory rate, some of our new and high technology subsidiaries were entitled to special tax holidays of three-year tax exemption followed by three years at a 50% reduction in the tax rate, commencing the first operating year.
     Effective January 1, 2008, the EIT Law in China supersedes the Previous IT Law and unifies the income tax rate for domestic enterprises and FIEs at 25%. The EIT Law provides a five-year transitional period for certain entities that enjoyed a favorable income tax rate of less than 25% and/or a preferential tax holiday under the Previous IT Law and were established before March 16, 2007, to gradually increase their rates to 25%. In addition, new and high technology enterprises continued to enjoy a preferential tax rate of 15%. The EIT Law also provides grandfather treatment for new and high technology enterprises that received special tax holidays under the Previous IT Law to continue to enjoy their tax holidays until expiration. In December 2008, two of our subsidiaries in China, SINA.com Technology (China) Co. Ltd. and Beijing New Media Information Technology Co. Ltd., were qualified as new and high technology enterprises under the new EIT Law.
     The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The determination of tax residency requires a review of surrounding facts and circumstances of each case. If SINA is treated as a resident enterprise for PRC tax purposes, SINA will be subject to PRC tax on worldwide income at a uniform tax rate of 25% starting from January 1, 2008.
     The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous IT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A majority of our FIEs’ operations in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes — Special Area,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes unless certain conditions are met. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings prior to 2008 but distributed after 2008 are not subject to withholding income tax. The current policy approved by our Board allows us to distribute PRC earnings offshore only if we do not have to pay a dividend tax. Such policy may require us to reinvest all earnings made since 2008 onshore indefinitely or be subject to 10% withholding tax should our policy change to allow for earnings distribution offshore. If we were to distribute our FIEs’ 2008 earnings, we would be subject to a withholding tax expense of approximately $4.7 million.
     During 2007, we reassessed our deferred tax assets assuming the 25% effective tax rate under the EIT Law. Historically, deferred tax assets were calculated using old statutory rate 33% or applicable preferential rates of 7.5% or 15% of the respective legal entities. As a result of the reassessment, we wrote down $0.4 million in deferred tax assets in the first quarter of 2007.
     For further information on our tax structures and inherent risks see “If tax benefits available to us in China are reduced or repealed, our results of operations could suffer significantly and your investment in our shares may be adversely affected.” under Risk Factors in Part I Item 3.D of our 2008 Form 20-F. See also Note 10 “Income Taxes” to the

Consolidated Financial Statements included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included for further discussion on income taxes.
B. Liquidity and Capital Resources

	As of December 31
	2008	2007	2006
	(In thousands)
Cash and cash equivalents and short-term investments	$603,824	$477,999	$362,751
Working capital	$498,524	$377,608	$270,820
SINA shareholders’ equity	$620,505	$494,976	$391,427
     We have funded our operations and capital expenditures primarily using the $97.5 million raised through the sale of preference shares, the $68.8 million raised from the sale of ordinary shares in the initial public offering and the $97.3 million raised from the sale of zero-coupon, convertible, subordinated notes in July 2003, as well as cash generated from operations and the exercise of stock options.
     On July 7, 2003, we issued $100 million aggregate amount of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023 in a private offering, which resulted in net proceeds to us of approximately $97.3 million. The Notes were issued at par and bear no interest. The Notes are convertible into our ordinary shares, upon satisfaction of certain conditions, at an initial conversion price of $25.79 per share, subject to adjustments for certain events. Upon conversion, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares. During 2007, one million dollars of the Notes were converted as SINA ordinary shares, resulting in a balance of $99.0 million in outstanding Notes as of December 31, 2008. We may redeem for cash all or part of the Notes on or after July 15, 2012, at a price equal to 100% of the principal amount of the Notes. The purchasers may require us to repurchase all or part of the Notes for cash on July 15 annually from 2007 through 2013, and on July 15, 2018, and upon a change of control, at a price equal to 100% of the principal amount of the Notes. We filed a Registration Statement on Form S-3 for the resale of the Notes and the ordinary shares issuable upon conversion of the Notes, which Registration Statement is no longer effective.
     One of the conditions for conversion of the Notes to SINA ordinary shares is that the sale price (defined as closing per share sales price) of SINA ordinary shares reaches a specified threshold for a defined period of time. The specified thresholds are (i) during the period from issuance to July 15, 2022, if the sale price of SINA ordinary shares, for each of any five consecutive trading days in the immediately preceding quarter, exceeds 115% of the conversion price per ordinary share, and (ii) during the period from July 15, 2022 to July 15, 2023, if the sale price of SINA ordinary shares on the previous trading day is more than 115% of the conversion price per ordinary share. The closing price of our ordinary shares on December 31, 2008, the last trading day of 2008, was $23.15. For the quarter ended December 31, 2008, the sale price of SINA ordinary shares did not exceed 115% of the conversion price per ordinary share for five consecutive trading days. The Notes are therefore not convertible into SINA ordinary shares for the quarter ending March 31, 2009 in accordance with threshold (i) described above. Upon a purchaser’s election to convert the Notes in the future periods, we have the right to deliver cash in lieu of ordinary shares, or a combination of cash and ordinary shares.
     As of December 31, 2008, we had $603.8 million in cash and cash equivalents and short-term investments to meet the future requirements of our operating activities. We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may sell additional equities or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions. The sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     In fourth quarter of 2008, the board authorized, but did not obligate, the Company to repurchase up to $100 million of the Company’s ordinary shares on an opportunistic basis. Stock repurchases under this program may be made through open market purchases, in negotiated transactions off the market, in block trades pursuant to a 10b5-1 plan, which would give a third party independent discretion to make purchases of the Company’s ordinary shares, or otherwise and in such amounts as we deem appropriate. No shares had been repurchased as of December 31, 2008. As of June 10, 2009, we have repurchased 2,454,956 shares in the open market, at an average price of $20.37 for a total consideration of $50 million. Additional shares up to a maximum of $50 million may be purchased under this program through the end of 2009.
     The following tables set forth the movements of our cash and cash equivalents for the periods presented.

	Years ended December 31,
	2008	2007	2006
	(In thousands)
Net cash provided by operating activities	$114,000	$89,065	$63,097
Net cash used in investing activities	(23,960)	(5,857)	(850)
Net cash provided by financing activities	12,407	19,037	9,979
Effect of exchange rate changes on cash and cash equivalents	9,207	6,244	2,541

Net increase in cash and cash equivalents	111,654	108,489	74,767
Cash and cash equivalents at beginning of period	271,666	163,177	88,410

Cash and cash equivalents at end of period	$383,320	$271,666	$163,177

Operating activities
     Net cash provided by operating activities for 2008 was $114.0 million. This was attributable to our net income of $81.2 million, adjusted by non-cash related expenses including depreciation of $16.0 million, stock-based compensation of $14.3 million, allowance for doubtful accounts of $3.5 million, amortization of intangible assets of $1.6 million and a net increase in cash from working capital items of $1.6 million, offset by the foreign exchange gains from liquidated subsidiaries of $2.0 million and gains from the sale of business and equity investments of $2.4 million. The net increase in working capital items was mainly due to the increase in accrued liabilities, such as content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, deferred revenues and income tax payable, partially offset by the increase in account receivables that resulted from the significant increase in our advertising revenues during 2008.
     Net cash provided by operating activities for 2007 was $89.1 million. This was attributable to our net income of $54.1 million, adjusted by non-cash related expenses including depreciation of $13.4 million, stock-based compensation of $8.7 million, allowance for doubtful accounts of $5.3 million, amortization of debt discount of $3.7 million, amortization of intangible assets of $1.2 million, and a net increase in cash from working capital items of $2.7 million, offset by gains from the sale of investments of $0.8 million. The net increase in working capital items was mainly due to increase in accrued liabilities, such as sales rebates, content fees, bandwidth costs, sales commissions, bonuses and marketing expenses, and deferred revenues and income tax payable, partially offset by the increase in account receivables which resulted from the significant increase in our advertising revenues during 2007.
     Net cash provided by operating activities for 2006 was $63.1 million. This was attributable to our net income of $33.0 million, adjusted by non-cash related expenses including depreciation of $9.9 million, stock-based compensation of $9.5 million, allowance for doubtful accounts of $5.0 million, amortization of debt discount of $7.1 million, amortization of intangible assets of $1.8 million, amortization of convertible debt issuance cost of $0.5 million and net losses from equity investments of $0.7 million, offset by gains from the sale of businesses and investments of $2.0 million and a net decrease in cash from working capital items of $2.2 million. The net decrease in working capital items was mainly due to increase in account receivables that resulted from the significant increase in our advertising revenues during 2006, partially offset by the increase in accrued liabilities, such as sales rebates, content fees, bandwidth costs, sales commission, bonuses and overall marketing expenses, and income tax payable.
Investing activities
     Net cash used in investing activities for 2008 was $24.0 million. This was due to the purchase of short-term investments of $154.0 million, equipment purchases of $18.8 million and purchase of additional interest in a private company of $2.0 million, offset by the maturities of short-term investments of $150.9 million.
     Net cash used in investing activities for 2007 was $5.9 million. This was due to the purchase of short-term investments of $98.8 million, equipment purchases of $12.2 million, offset by the proceeds from the maturities of short-term investments of $104.4 million and other net investment activities of $0.7 million.
     Net cash used in investing activities for 2006 was $0.9 million. This was due to the purchase of short-term investments of $102.1 million, equipment purchases of $14.1 million and additional consideration paid for the Crillion acquisition of $11.3 million. This was offset by the proceeds from the maturities of short-term investments of $120.1 million and the sale of business and investments of $6.5 million.
Financing activities
     Net cash provided by financing activities for 2008 was $12.4 million. Proceeds from the exercise of share options was $10.5 million, capital contribution from eHouse was $2.5 million and payments for other financing activities were $0.6 million. Net cash provided by financing activities for 2007 and 2006 was $19.0 million and $10.0 million, respectively, primarily related to the proceeds from the exercise of share options.
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period
		Less than one	One to	Three to	More than
	Total	year	three years	five years	five years
	(In thousands)
Operating lease obligations	$8,874	$5,317	$3,221	$336	$—
Purchase commitments	33,458	26,183	6,819	432	24
Other long-term liabilities	4,039	—	1,536	—	2,503

Total contractual obligations	$46,371	$31,500	$11,576	$768	$2,527

     Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2013. Rental expenses for the years ended December 31, 2008, 2007 and 2006 were $6.5 million, $4.9 million and $3.6 million, respectively. Based on the current rental lease agreements, future minimum rental payments required as of December 31, 2008 are $5.3 million, $1.8 million and $0.8 million for the years ending December 31, 2009, 2010 and 2011, respectively. The majority of the commitments are from our office lease agreements in the PRC.
     Purchase commitments mainly include minimum commitments for Internet connection fees associated with website production, content fees associated with website production and MVAS, advertising serving services and marketing activities.
     On December 22, 2008, we announced that we entered into a definitive agreement with Focus to acquire substantially all of the assets of Focus’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals and, if approved, is expected to be completed by the third quarter of 2009. Based on the announcement on December 22, 2008, we will issue 47 million newly issued ordinary shares to Focus as consideration for the acquired assets. Focus will then distribute our shares to its shareholders shortly after the closing.